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SECU **06050424** :MISSION

C M

SEC FILE NUMBER
8-66105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _September 1, 2005___ AND ENDING __August 31, 2006_____
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL RECEIVED OCT 3 1 2006 WASH. C 213 PROCESSING SECTION

12007 Research Blvd.
                                            (No. and Street)

Austin   Texas   78759
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Szaniszlo, Managing Director   **512 467-3532**
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    BKD, LLP

(Name – of individual, state last, first, middle name)

2800 Post Oak Blvd, Suite 3200	**Houston**	**TX**	**77056**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 2 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chris Szaniszlo_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

____First Public, LLC_____, as

of _____August 31, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor

any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

_____

_____   Signature

REGINA CUMPIAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-05-2008

Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- X (a)   Facing Page.
- X (b)   Statement of Financial Condition.
- X (c)   Statement of Income (Loss).
- X (d)   Statement of Cash Flows.
- X (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- X (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- X (I)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- X (l)   An Oath or Affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report. N/A
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- X (o)   Independent auditor's report on internal control.
- ☐ (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5. N/A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

With Report and Supplementary Report of Independent Auditors



Independent Accountants' Report

Managing Director
First Public, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of First Public, LLC (previously known as TASB Financial Services, LLC), a wholly owned subsidiary of Texas Association of School Boards, as of August 31, 2006, and the related statements of income, changes in capital and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC, as of August 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Houston, Texas
September 28, 2006

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2006

ASSETS

Cash and cash equivalents	$	893,194
Deposit with clearing organization		103,421
Accounts receivable		3,793
Accounts receivable from affiliated organizations		203,651
Prepaid expenses		28,674
Total Assets	$	1,232,733

LIABILITIES AND CAPITAL

Accounts payable	$	40,120
Accounts payable to affiliated organizations		382,322
Total Liabilities		422,442
Capital contributions - TASB		500,000
Retained earnings		310,291
Total Capital		810,291
Total Liabilities and Capital	$	1,232,733

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2006

Revenue:		
Lone Star Investment Pool service fees	$	2,774,923
Other investment products		5,089
Municipal debt service fees		68,981
Net investment income		39,852
Total Revenue		2,888,845
Non-Interest Expenses:		
Administrative services provided by affilitated organization		487,117
Employee lease with affiliated organization		804,128
Royalties		37,556
Financial audit		30,610
Consultants		24,081
Outside counsel		19,184
Other purchased and contract services		20,483
Building lease with affiliated organization		71,607
Insurance		45,384
Information access charges		24,864
Clearing fees		31,352
Other expense		5,961
Total Expenses		1,602,327
Net Income	$	1,286,518

The accompanying notes are an integral part
of these financial statements.

3

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2006

Beginning Balance	$	743,773
Net income		1,286,518
Capital distributions		(1,220,000)
Ending Balance	$	810,291

The accompanying notes are an integral part
of these financial statements.

4

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2006

Cash flows from operating activities:		
Net income	$	1,286,518
Changes in assets and liabilities:		
Decrease in accounts receivable		239
Increase in accounts receivable from affiliated organizations		(35,946)
Increase in prepaid expenses		(890)
Increase in accounts payable		39,940
Increase in accounts payable to affiliated organizations		18,208
Net cash provided by operating activities		1,308,069
Cash flows from financing activities:		
Capital distributions to TASB		(1,220,000)
Net cash used in financing activities		(1,220,000)
Net increase in cash and cash equivalents		88,069
Cash and cash equivalents Beginning of Year		908,546
Cash and cash equivalents End of Year	$	996,615

The accompanying notes are an integral part
of these financial statements.

5

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2006

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and was initially capitalized with a contribution of $500,000, from its sole member, the Texas Association of School Boards, Inc. (TASB). TASB formed this limited liability company pursuant to and in accordance with the Texas Limited Liability Company Act (Tex. Rev. Civ. Stat. Ann. Art. 1528n), as amended. First Public is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended. First Public is also registered with the Municipal Securities Rulemaking Board. First Public provides financial services to school districts and other local governments within Texas. First Public is a wholly owned subsidiary of TASB. Currently, its primary business is administering the Lone Star Investment Pool (Lone Star), an affiliated organization, from which First Public received approximately 96 percent of its 2006 revenue.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. The organization recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star service fees are earned ratably over the service period based on the daily net asset values of Lone Star. Municipal debt service fees are recognized as financing transactions are funded.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under 501(c)(3). No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2006 consist of cash and money market funds. Money market funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

NOTE 3-RELATED PARTY TRANSACTIONS

First Public has entered into various agreements with affiliated organizations. The affiliated organizations consist of the following:

Lone Star Investment Pool
Texas Association of School Boards, Inc.

LONE STAR INVESTMENT POOL:

The Lone Star Investment Pool (Lone Star) was established on July 25, 1991, as a public funds investment pool in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code, as amended. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities including school districts, cities, counties, special districts, agencies of the State of Texas and other political subdivisions of the State of Texas.

First Public has entered into an administrative services agreement with Lone Star Investment Pool. Under the terms of the agreement, First Public provides Lone Star with administrative and distribution services. This agreement, though signed July 31, 2003, became effective March 1, 2004, and ended August 31, 2006. First Public earned $2,774,923, under this agreement for the fiscal year ended August 31, 2006. At August 31, 2006, $203,651, of this earned revenue was receivable from Lone Star. A new agreement was entered into between the parties, effective September 1, 2006, and continuing through August 31, 2009.

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into multiple agreements with TASB for administrative services, office space, and employee leasing services. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The administrative services agreement, entered into as of July 30, 2003, is effective for an initial term of one year beginning March 1, 2004, and is thereafter renewed automatically for successive one-year terms until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2006, First Public incurred expenses totaling $487,117, under this agreement. At August 31, 2006, $118,262, was owed to TASB.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The employee lease agreement was entered into as of July 30, 2003, and remains in effect until terminated by First Public or TASB by providing thirty days written notice to the other party. For the fiscal year ended August 31, 2006, First Public incurred expenses totaling $804,128, under this agreement. At August 31, 2006, $243,921, was owed to TASB.

During the year ended August 31, 2006, First Public made three distributions totaling $1,220,000 to TASB, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2006, First Public had net capital of $557,177, which was $529,014, in excess of the amount required to be maintained at that date. First Public's net capital ratio was .76 to 1, at August 31, 2006.

First Public operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease. The lease, which expired February 28, 2006, required monthly payments of $5,221. A new lease, effective March 1, 2006, requires monthly payments of $6,713, through August 31, 2007. The lease will automatically renew on each anniversary date for one year renewal terms, unless sooner terminated. Rent expense incurred for the fiscal year ended August 31, 2006 totaled $71,607. At August 31, 2006, $20,139 was owed to TASB under the terms of this lease agreement.

NOTE 6-CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2006, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

Supplemental Information

9

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2006

Computation of net capital:

Total capital	$	810,291
Nonallowable assets:		
Accounts receivable		207,444
Prepaid expenses		28,674
Total nonallowable assets		236,118
Net capital before haircuts on securities positions		574,173
Haircuts on securities		16,996
Net capital		557,177
Minimum net capital requirement (greater of $25,000 or 1/15 of aggregate indebtedness)		28,163
Excess net capital	$	529,014
Aggregate indebtedness		$422,442
Ratio of aggregate indebtedness to net capital		.76 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2006 Part IIA FOCUS filing.

Supplementary Report



Independent Accountants' Report on Internal Control

Managing Director
First Public, LLC
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedule of First Public, LLC, for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
September 28, 2006